

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207




05006858

US SEC EXEMPTION
FILE NO. 82-3572

21 February 2005

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached the following:

1. SEC Form 17-C dated February 15, 2005 regarding the clarification of the news article entitled "JG Summit to borrow and pay off $187-M debt";

2. SEC Form 17-C dated February 16, 2005 regarding the clarification of the news article entitled "Delay of loan hampers JG Summit Petrochem".

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary


SEC MAIL
RECEIVED
PROCESSING
MAR 2 8 2005
WASH. D.C.
202
SECTION

Encl: as stated

/mhd

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Clarification of the news article entitled
"JG Summit to borrow and pay off $187-M debt"

N/A
Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number ______ LCU ______

Document I.D. ______ Cashier ______

STAMPS


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 8 2005
WASH, D.C.
202

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **February 15, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see the following attached documents:

Annex "A" - Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated February 14, 2005 in response to the fax letter of PSE in Annex "B" below.

Annex "B" - Fax letter of PSE to the Company dated February 11, 2005 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below.

Annex "C" - News article entitled "JG Summit to borrow and pay off $187-M debt" which appeared in the February 11, 2005 issue of The Manila Times

- 0 –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



February 15, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/



ANNEX "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

14 February 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Christine D. Soto
Specialist, Disclosure Department

Ma. Pamela D. Quizon-Labayen
Head, Disclosure Department

Gentlemen:

We refer to your fax-letter dated February 11, 2005 requesting us to confirm the veracity of the information contained in a news article entitled "JG Summit to borrow and pay off $187-M debt" which appeared in the February 11, 2005 issue of The Manila Times.

We confirm the amount of debt of JG Summit Holdings, Inc. (the "Company") stated in the news article that will mature next year. This amount is disclosed in our latest official quarterly reports. However, please be advised that the issuance of dollar-denominated bonds is only one of many options being considered by the Company for the repayment of its maturing obligations.

With respect to the naphtha cracker project of JG Summit Petrochemical Corporation, please note that Marubeni Corporation is the joint venture partner of the Company and the amount indicated is merely an initial estimate of the total project cost.

Very truly yours,


ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Center,
Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7500 loc. 7512-7519, 7611-7612
Fax. No. 636-0809

The Philippine Stock Exchange, Inc.

To	:	**ATTY. ROSALINDA F. RIVERA**
		Corporate Secretary
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	**"JG Summit to borrow and pay off $187-M debt"**
Date	:	**February 11, 2005**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit to borrow and pay off $187-M debt" published in the February 11, 2005 issue of The Manila Times. The article reported that:

> *"JG Summit Holdings Inc. plans to float dollar-denominated bonds to repay $187 million in maturing debt next year, according to Lance Y. Gokongwei, president, chief operating officer and director of JG Summit, in a briefing Thursday. xxx"*

In view thereof, please confirm the veracity of the information contained in the above-mentioned news article **before 11:00 a.m. on Monday, February 14, 2005**, so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully yours,



CHRISTINE D. SOTO
Specialist, Disclosure Department

Noted By:



MA. PAMELA D. QUIZON-LABAYEN
Head, Disclosure Department

ANNEX "C"

JG Summit to borrow and pay off $187-M debt

BY PAUL ANTHONY A. ISLA Reporter

JG Summit Holdings Inc. plans to float dollar-denominated bonds to repay $187 million in maturing debt next year, according to Lance Y. Gokongwei, president, chief operating officer and director of JG Summit, in a briefing Thursday.

Gokongwei, who also disclosed that $55 million of its maturing debt are from Universal Robina Corp., its subsidiary, said that the group is also evaluating whether it needs to borrow funds or not.

In case the group decides to borrow cash, he said that the Philippines is quite attractive to foreign investors.

Meanwhile Gokongwei announced that it expects to start construction of its naphtha cracker before and secure its funding before the end of the year.

He said that they will spend $400 million for the Naphtha cracker, which they expect to be operational by 2008.

Gokongwei added that 70 percent of the project cost will be financed through debts.

While JG Summit has contracted Marubeni Corp. for the petrochemical business, it has yet to determine the project's contractor and that it is still evaluating options for the naphtha cracker project, Gokongwei said.

The naphtha cracker will be in Batangas, as it must be close to its petrochemical plant, he added.

Gokongwei said the naphtha cracker is expected to produce 350,000 tons a year of ethylene, of which 30 percent to 40 percent of its output will be exported to international markets, particularly China.

Manila Times ; Feb. 11, 2005

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Clarification of the news article entitled "Delay of loan hampers JG Summit Petrochem"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS



SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2005
WASH, D.C. 202
SECTION

Remarks : pls. use black ink for scanning purposes

2005 FEB 16 AM 11 49

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **February 16, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see the following attached documents:

Annex "A" - **Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated February 15, 2005 in response to the fax letter of PSE in Annex "B" below.**

Annex "B" - **Fax letter of PSE to the Company dated February 14, 2005 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below.**

Annex "C" - **News article entitled "Delay of loan hampers JG Summit Petrochem" which appeared in the February 14, 2005 issue of Today.**

- 0 –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



February 16, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/



ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670; 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

15 February 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Christine D. Soto
Specialist, Disclosure Department

Ma. Pamela D. Quizon-Labayen
Head, Disclosure Department

Gentlemen:

We refer to your fax-letter dated February 14, 2005 requesting us to confirm the veracity of the information contained in a news article entitled "Delay of loan hampers JG Summit Petrochem" which appeared in the February 14, 2005 issue of Today.

Please be advised that JG Summit Petrochemical Corporation (JGSPC) has not received any formal notice from either the Tariff Commission or the National Economic Development Authority that they are opposing the milestones submitted by JGSPC for the naphtha cracker project.

JGSPC believes that any adjustment in the dates for securing financial close for the project will not in any manner delay project completion.

Very truly yours,



ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Centre,
Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512 7519, 7611-7512
Fax No. 636-0809

The Philippine Stock Exchange, Inc.

To	:	**ATTY. ROSALINDA F. RIVERA** ***Corporate Secretary***
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	**"Delay of loan hampers JG Summit Petrochem"**
Date	:	**February 14, 2005**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "Delay of loan hampers JG Summit Petrochem" published in the February 14, 2005 issue of Today. The article reported that:

> *"JG Summit Petrochemical Corp., a joint venture between JG Summit Holdings of taipan John Gokongwei and Marubeni Corp. of Japan, is hard-pressed to meet the deadline on the closure of a loan that would be used to bankroll its proposed $300-million naphtha cracker facility in Batangas City.*
>
> *An industry source said JG Summit Petrochem has informed the Department of Trade and Industry (DTI) that it has moved back the financial closing of a loan for its proposed naphtha cracker facility to December this year instead of June.*
>
> *The source said the Tariff Commission, as well as the National Economic and Development Authority (Neda) have already opposed the proposed extension after JG Summit Petrochem made representations during a public hearing that the financial closing for the cracker would be achieved by June.*
>
> *'The Tariff Commission and Neda are now questioning why it is being moved again to December while the representation that they made during the hearing was that the financial scheme would be closed by June this year.' the source stressed. xxx"*

In view thereof, please confirm the veracity of the information contained in the above-mentioned news article **before 9:00 a.m. on Tuesday, February 15, 2005,** so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully yours,



CHRISTINE D. SOTO
Specialist, Disclosure Department

Noted By:



MA. PAMELA D. QUIZON-LABAYEN
Head, Disclosure Department

ANNEX "C"

6 TODAY GETTING DOWN TO BUSINESS COMPANIES

Delay of loan hampers JG Summit Petrochem

By LAWRENCE AGCAOILI
Reporter

JG Summit Petrochemical Corp., a joint venture between JG Summit Holdings of taipan John Gokongwei and Marubeni Corp. of Japan, is hard-pressed to meet the deadline on the closure of a loan that would be used to bankroll its proposed $300-million naphtha cracker facility in Batangas City.

An industry source said JG Summit Petrochem has informed the Department of Trade and Industry (DTI) that is has moved back the financial closing of a loan for its proposed naphtha cracker facility to December this year instead of June.

The source said the Tariff Commission, as well as the National Economic and Development Authority (Neda) have already opposed the proposed extension after JG Summit Petrochem made representations during a public hearing that the financial closing for the cracker would be achieved by June.

"The Tariff Commission and Neda are now questioning why it is being moved again to December while the representation that they made during the hearing was that the financial scheme would be closed by June this year," the source stressed.

On the other hand, the technical working group of the Tariff Commission has created a committee that would review and evaluate the milestones submitted by JG Summit Petrochem for its naphtha cracker facility that was used as the basis for the imposition of higher tariff on certain petrochem imports.

The review committee is composed of representatives from the Board of Investments, the Department of Finance, Neda and the Tariff Commission.

It is tasked to determine whether or not the milestones submitted by JG Summit Petrochem would lead to the realization of the proposed naphtha cracker facility.

The source pointed out that the financial closing for the proposed naphtha cracker facility is the most important part of the milestones that was submitted to the Tariff Commission.

"You have to establish an indicator that the naphtha cracker facility would push through. Financial closing is very important and it should be established," the source added.

President Gloria Macapagal-Arroyo issued EO 161 maintaining high duties on 11 petrochem products and exempting the industry from the region-wide tariff reduction program under the Asean Free Trade Area-common effective preferential tariff (Afta-Cept) in 2003 and 2004.

The EO brought down the rates of midstream products such as polymers or resins to 10 percent from 15 percent at the same time raised the rates on finished plastic products of downstream industries 10 percent from 7 percent. The extended protection lapsed last December.

Last December, the TRM has already agreed to give JG Summit Petrochem another six-month reprieve to firm up plans to put up the country's first ever naphtha cracker facility.

"It is a de facto extension due to the absence of a decision from the Tariff Commission," the source said.

If the review committee approves the milestones of JG Summit Petrochem, President Arroyo should issue an EO extending the higher tariff on certain petrochem imports for another six months. Otherwise, an EO would be signed reverting back the duties on these petrochem imports to the Afta-Cept rate of 0 percent to 5 percent.

The source added that President Arroyo could issue an EO when Congress goes on recess during the Holy Week break.

JG Summit Petrochem has committed to spend $300 million to put up the country's first ever naphtha cracker facility in Batangas City. The proposed facility would start commercial operations by the first half of 2008 with a capacity of 350,000 metric tons.

TODAY, FEB. 14, 2005